SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
212-455-3352	kwallach@stblaw.com

October 20, 2009

VIA EDGAR

Re:                               AGA Medical Holdings, Inc. — Registration
Statement on Form S-1, File No.: 333-151822

Russell Mancuso
Jay Mumford

Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010

100 F Street, N.E.
Washington, D.C.  20549

Dear Messrs. Mancuso and Mumford:

On behalf of AGA Medical Holdings, Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated October 19, 2009 (the “comment letter”) relating to the above-referenced Registration Statement on Form S-1 filed on June 20, 2008, as amended by Amendment No. 1 to Registration Statement on Form S-1 filed on August 8, 2008, Amendment No. 2 to Registration Statement on Form S-1 filed on September 10, 2008, Amendment No. 3 to Registration Statement on Form S-1 filed on October 10, 2008, Amendment No. 4 to

Registration Statement on Form S-1 filed on November 24, 2008, Amendment No. 5 to Registration Statement on Form S-1 filed on June 5, 2009, Amendment No. 6 to Registration Statement on Form S-1 filed on July 20, 2009, Amendment No. 7 to Registration Statement on Form S-1 filed on August 31, 2009, Amendment No. 8 to Registration Statement on Form S-1 filed on September 22, 2009, Amendment No. 9 to Registration Statement on Form S-1 filed on October 1, 2009, Amendment No. 10 to Registration Statement on Form S-1 filed on October 5, 2009 and Amendment No. 11 to Registration Statement on Form S-1 filed on October 13, 2009 (the “Registration Statement”).  The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 12 to the Registration Statement (“Amendment No. 12”).  Please note that Amendment No. 12 also reflects a decrease in the price range of the offering, a decrease in the number of shares proposed to be sold by the Company and a related increase in the number of shares to be sold by the selling stockholders, as well as related changes to the disclosure contained in Amendment No. 12.

Set forth below are the Company’s responses to the Staff’s comments as set forth in the comment letter.  For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.  To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.

Exhibit 4.1

1.                                       We note your response to prior comment 3.  Please tell us why you believe the company is not a party to the April 21, 2008 New Purchase Agreement when page 4 of this exhibit specifically states that it is a party.  Also, please tell us why you have not disclosed the terms of this agreement among these major shareholders regardless of whether the registrant is a party.

The Company confirms that the reference on page 4 to the Company as a party to the New Purchase Agreement is a mistake.  The Company further confirms that it was not a party to the negotiation of such agreement, did not execute such agreement, is not a party to such agreement and has no obligations under such agreement. The New Purchase Agreement relates to a sale of shares of the Company’s common stock from the Gougeon Stockholders to the WCAS Stockholders.  In connection with the execution of the New Purchase Agreement, the Gougeon Stockholders and the WCAS Stockholders also amended and restated their stockholders agreement.  The only impact that the New Purchase Agreement and related transactions had on the Company was the transfer of a portion of the shares held by the Gougeon Stockholders to the WCAS Stockholders and the amendment and restatement of the stockholders agreement, each of which is already disclosed in the Registration Statement.  The Company has also revised the disclosure to refer to the fact that the amended and restated stockholders agreement was entered into concurrently with the New Purchase Agreement.  Please see page 149 of Amendment No. 12.

Exhibit 5.1

2.                                       We note your response to prior comment 6.  Clarify whether the “applicable” underwriting agreement is identical in all material respects to the exhibit filed with your registration statement.

The Company confirms that the underwriting agreement to be executed in connection with this offering will be identical in all material respects to Exhibit 1.1 of the Registration Statement, except that it will include the pricing information.  In response to the Staff’s comment, the opinion letter has been revised to remove the reference to an “applicable” underwriting agreement.

3.                                       We note your response to comment 7.  Your change regarding the filing of your certificate of incorporation from a “condition” to an “assumption” is not responsive to the comment, and we reissue it.

In response to the Staff’s comment, the opinion letter has been revised to remove the assumption.

* * * * * * *

We are grateful for your assistance in this matter.  Please call me (212-455-3352) or John B. Tehan (212-455-2675) with any questions or further comments you may have regarding this letter or if you wish to discuss the above responses to the comment letter.

Very truly yours,

/s/ Kenneth B. Wallach
Kenneth B. Wallach

cc:	Securities and Exchange Commission
Brian Cascio
Jeanne Bennett

AGA Medical Holdings, Inc.
John R. Barr
Ronald E. Lund, Esq.